SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

(AMENDMENT NO. 5)*

Maguire Properties, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

559775101
(CUSIP Number)

Jonathan Brooks
Smithwood Advisers, L.P.
1999 Avenue of the Stars, Suite 2040
Los Angeles, CA 90067
(310) 286-2929
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559775101	13D	Page 1 of 11 Pages

1.	Name of Reporting Persons JMB Capital Partners Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,398,200
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,398,200
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,398,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 4.99%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 559775101	13D	Page 2 of 11 Pages
1.	Name of Reporting Persons Smithwood Advisers, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,398,200
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,398,200
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,398,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 4.99%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 559775101	13D	Page 3 of 11 Pages
1.	Name of Reporting Persons Smithwood General Partner, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,398,200
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,398,200
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,398,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 4.99%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 559775101	13D	Page 4 of 11 Pages
1.	Name of Reporting Persons Smithwood Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,398,200
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,398,200
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,398,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 4.99%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 559775101	13D	Page 5 of 11 Pages
1.	Name of Reporting Persons Jonathan Brooks
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,398,200
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,398,200
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,398,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 4.99%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 559775101	13D	Page 6 of 11 Pages

This Amendment No. 5 to the Schedule 13D filed with the Securities and Exchange Commission on November 13, 2007, as amended on December 7, 2007, June 26, 2008, July 7, 2008 and July 30, 2008 (as so amended, the “Schedule 13D”), is being filed by each of JMB Capital Partners Master Fund, L.P., Smithwood Advisers, L.P., Smithwood General Partner, LLC, Smithwood Partners, LLC and Jonathan Brooks (together, the “Reporting Persons”)  to report the sale of the common stock, $0.01 par value per share (the “Common Stock”) of Maguire Properties, Inc. (the “Issuer”) by JMB Capital Partners Master Fund, L.P. (the “Fund”).  As a result of the sales reported herein, the Reporting Persons ceased to be the beneficial owners of at least five percent of the Common Stock. Accordingly, Item 5 of the Schedule 13D is hereby amended and restated, as follows:

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date hereof, the Fund is the registered owner of 2,398,200 shares of Common Stock. By virtue of their investment management authority, each of the other Reporting Persons may be deemed to beneficially own those shares of Common Stock owned by the Fund. Based on 47,965,645 shares of Common Stock of the Issuer currently outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, the Reporting Persons are currently the beneficial owner of 4.99% of the outstanding Common Stock.

(b)

The Reporting Persons share the power to vote and dispose of the 2,398,200 shares of Common Stock owned by the Fund.

(c)

Set forth below are all transactions effected by the Reporting Persons in the Common Stock in the past sixty (60) days. The sales were made on the open market in brokers’ transactions.

Sales

Date	Shares	Price Per Share
August 21, 2009	320	$1.1875
August 21, 2009	5,000	$1.197
August 21, 2009	10,200	$1.1975
August 21, 2009	27,184	$1.20
August 21, 2009	2,639	$1.2075
August 21, 2009	25,776	$1.21
August 21, 2009	100	$1.2125
August 21, 2009	300	$1.215
August 21, 2009	9,333	$1.2175
August 21, 2009	50,461	$1.22
August 21, 2009	2,000	$1.227
August 21, 2009	30,413	$1.2275
August 21, 2009	31,133	$1.23

CUSIP No. 559775101	13D	Page 7 of 11 Pages

Date	Shares	Price Per Share
August 21, 2009	4,341	$1.24
August 21, 2009	33,900	$1.25
August 21, 2009	5,000	$1.255
August 21, 2009	600	$1.2575
August 21, 2009	2,500	$1.26
August 21, 2009	4,150	$1.265
August 21, 2009	2,500	$1.2675
August 21, 2009	100	$1.269
August 21, 2009	15,003	$1.27
August 21, 2009	2,000	$1.275
August 21, 2009	13,400	$1.2775
August 21, 2009	24,224	$1.28
August 21, 2009	10,700	$1.285
August 21, 2009	600	$1.287
August 21, 2009	29,500	$1.2875
August 21, 2009	600	$1.289
August 21, 2009	38,490	$1.29
August 21, 2009	5,600	$1.295
August 21, 2009	24,385	$1.2975
August 21, 2009	18,860	$1.30
August 21, 2009	16,700	$1.3075
August 21, 2009	18,830	$1.31
August 21, 2009	100	$1.3175
August 21, 2009	10,100	$1.32
August 21, 2009	2,450	$1.3275
August 21, 2009	19,261	$1.33
August 21, 2009	4,250	$1.3375
August 21, 2009	6,200	$1.34
August 21, 2009	10,000	$1.3475
August 21, 2009	63,800	$1.35
August 21, 2009	3,300	$1.36

CUSIP No. 559775101	13D	Page 8 of 11 Pages

Date	Shares	Price Per Share
August 21, 2009	2,097	$1.3675
August 21, 2009	4,800	$1.37
August 21, 2009	23,100	$1.38
August 21, 2009	5,000	$1.387
August 21, 2009	2,700	$1.3875
August 21, 2009	7,700	$1.39
August 21, 2009	12,700	$1.40
August 21, 2009	5,600	$1.41
August 24, 2009	3,500	$1.17
August 24, 2009	36,820	$1.18
August 24, 2009	10,380	$1.19
August 24, 2009	283,100	$1.20
August 24, 2009	45,400	$1.21
August 24, 2009	900	$1.215
August 24, 2009	3,600	$1.22
August 24, 2009	1,100	$1.225
August 24, 2009	33,200	$1.23
August 24, 2009	1,300	$1.235
August 24, 2009	42,661	$1.24
August 24, 2009	500	$1.245
August 24, 2009	205,700	$1.25
August 24, 2009	2,200	$1.255
August 24, 2009	51,530	$1.26
August 24, 2009	2,000	$1.265
August 24, 2009	1,300	$1.267
August 24, 2009	1,800	$1.269
August 24, 2009	42,496	$1.27
August 24, 2009	400	$1.275
August 24, 2009	900	$1.277
August 24, 2009	37,486	$1.28
August 24, 2009	8,400	$1.29
August 24, 2009	700	$1.291

CUSIP No. 559775101	13D	Page 9 of 11 Pages

Date	Shares	Price Per Share
August 24, 2009	4,500	$1.295
August 24, 2009	96,927	$1.30
August 24, 2009	6,500	$1.32
August 24, 2009	100	$1.33
August 24, 2009	74,600	$1.35
August 25, 2009	86	$1.16
August 25, 2009	7,991	$1.17
August 25, 2009	5,909	$1.18
August 25, 2009	1,400	$1.19
August 25, 2009	900	$1.195
August 25, 2009	48,114	$1.20
August 25, 2009	15,000	$1.21
August 25, 2009	1,800	$1.2175
August 25, 2009	1,000	$1.22
August 25, 2009	100	$1.225
August 25, 2009	5,200	$1.2275
August 25, 2009	700	$1.24
August 25, 2009	600	$1.28
August 26, 2009	76,400	$1.10
August 26, 2009	4,600	$1.105
August 26, 2009	60,036	$1.11
August 26, 2009	137,000	$1.115
August 26, 2009	100	$1.117
August 26, 2009	6,350	$1.1175
August 26, 2009	200	$1.119
August 26, 2009	147,114	$1.12
August 26, 2009	600	$1.125
August 26, 2009	13,600	$1.13
August 26, 2009	200	$1.1375

CUSIP No. 559775101	13D	Page 10 of 11 Pages

Date	Shares	Price Per Share
August 26, 2009	34,800	$1.14
August 26, 2009	800	$1.145
August 26, 2009	2,500	$1.1475
August 26, 2009	28,700	$1.15

(d)

Not Applicable.

(e)

The Reporting Persons ceased to be the beneficial owner of five percent of the class of securities being reported on herein on August 26, 2009.

CUSIP No. 559775101	13D	Page 11 of 11 Pages

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2009

JMB Capital Partners Master Fund, L.P.
By:	Smithwood Partners, LLC, its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By:	Smithwood General Partner, LLC,
its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

/s/Jonathan Brooks
Jonathan Brooks, Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)